FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of July, 2008,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	☐	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☐

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

an announcement regarding the adjustment of tariffs by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on July 8, 2008.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

ADJUSTMENTS OF TARIFFS

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Huaneng Power International, Inc. (the “Company”) announced the adjustments of tariffs of its power plants.

Pursuant to a notice recently issued by the National Development and Reform Commission (the “NDRC”), the NDRC decided to adjust the on-grids tariffs of power plants in the power grids of North China, South China, Central China, East China, Northeast China and Northwest China from 1 July 2008 in order to ease the production and business difficulties of the power industry, to ensure the power supply and to promote energy saving.

According to the approved tariff adjustment plan, the average on-grid tariffs (including VAT and according to weighted average generation plan of 2008) of the Company’s coal-fired power plants would be increased by RMB19.32/MWh (approximately 5.16%). The increase took effect from 1 July 2008.

Pursuant to a document in respect of the tariff adjustments issued by the NDRC, the on-grid tariffs of the Company’s power plants would be adjusted as follows:

Power Plant	Generating Units	On-grid Tariff before Adjustment (RMB/MWh) (VAT Inclusive)	Change (RMB/MWh) (VAT Inclusive)	On-grid Tariff after Adjustment (RMB/MWh) (VAT Inclusive)
Liaoning Province
Dalian	Nos. 154	324.70	17.00	341.70
Dandong	Nos. 152	331.80	11.70	343.50
Yingkou	Nos. 152	343.80		355.50
	Nos. 354	362.10		373.80
Shanxi Province
Yushe	Nos. 152	339.40	0.00	339.40
	Nos. 354	275.40	19.90	295.30
Hebei Province
Shangan	Nos. 154	350.50	16.80	367.30
Shandong Province
Dezhou	Nos. 152 Nos. 556	366.40	17.50	383.90
	Nos. 354	381.40		398.90
Weihai	Nos. 154	406.00		423.50
Jining	No. 4	330.90	41.50	372.40
	Nos. 556	370.90	17.50	388.40
Xindian	Nos. 354	370.90		388.40
	Nos. 556	354.90		372.40
Jiangsu Province
Nantong	Nos. 152	363.70	20.80	384.50
	Nos. 354	378.70		399.50
Nanjing	Nos. 152	363.70		384.50
Taicang	Nos. 154	393.20		414.00
Huaiyin	Nos. 152	378.70		399.50
	Nos. 356	390.00		410.80
Jinling	Nos. 152	520.00	0.00	520.00

Shanghai
Shidongkou I	Nos. 154	364.20	31.40	395.60
Shidongkou II	Nos. 152	364.20	21.40	385.60
Shanghai Combined-cycle	Nos. 153	524.00	80.00	604.00
Fujian Province
Fuzhou	Nos. 154	386.50	23.30	409.80
Zhejiang Province
Yuhuan	Nos. 154	419.50	21.20	440.70
Changxing	Nos. 455	434.30		455.50
Guangdong Province
Shantou Coal-fired	Nos. 152	497.71	26.00	523.71
	No. 3	453.20		479.20
Hunan Province
Yueyang	Nos. 152	387.50	18.00	405.50
	Nos. 354	402.50		420.50
Jiangxi Province
Jinggangshan	Nos. 152	378.00	15.00	393.00
Henan Province
Qinbei	Nos. 154	349.20	20.00	369.20
Chongqing
Luohuang	Nos. 154	322.40	29.10	351.50
	Nos. 556	337.30	27.00	364.30
Gansu Province
Pingliang	Nos. 154	232.80	12.00	244.80

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Huang Yongda
(Non-executive Director)
Huang Long
(Non-executive Director)
 Wu Dawei
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
8 July 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    July 8, 2008